

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2010

Via U.S. Mail and Facsimile

John C. Roman
President and Chief Executive Officer
Naugatuck Valley Financial Corporation
333 Church Street
Naugatuck, CT 06770

> **Re: Naugatuck Valley Financial Corporation**
> **Registration Statement on Form S-1**
> **Filed June 11, 2010**
> **File No. 333-167482**

Dear Mr. Roman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed June 11, 2010

General

1. Prior to the effectiveness of the registration statement, please provide the staff with a letter from FINRA indicating whether FINRA objects to the selling agent arrangements in this offering.

2. Please note the updating requirements of Rule 3-12 of Regulation S-X.

3. Where you use the term "merger," please revise to clarify whether you are referring to the merger of the mutual holding company, or the merger of Southern Connecticut Bancorp, into the new holding company. For example, please revise to clarify what you are referring to when you use the term merger on page 33.

4. To the extent any of our comments on the offering prospectus are also applicable to the proxy statement/prospectus, please revise the proxy statement/prospectus accordingly.

Prospectus Cover Page

5. Please confirm that the company will not use the prospectus before the effective date of the registration statement. In the alternative, please revise to include an appropriate "subject to completion" legend on the cover page of the prospectus. Refer to Item 501(b)(10) of Regulation S-K.

Acquisition of Southern Connecticut Bancorp, page 2

6. Revise the last paragraph to indicate the circumstances under which the current offering "may be canceled" or describe the circumstances under which it will not be canceled. In addition, provide us with an analysis of why you believe you will not have to resolicit if the Southern Connecticut Bancorp merger is terminated.

Maintaining high levels of asset quality, page 3

7. We note the disclosure here and on page 68 regarding problem loan workouts. Please describe the loan workout process in greater detail here and on page 68. Include disclosure of the number of loans successfully worked out and the current status of those loans (i.e., current, 30 days delinquent, 90 days delinquent, etc.). In addition, briefly describe the "tightened underwriting standards" and the "more stringent loan to value ratio requirements" and disclose whether these have been instituted at both Naugatuck and Southern Connecticut banks.

How We Determined the Offering Range …, page 7

8. Revise the two paragraphs below the table presented on page 9 to address the pricing premium based on price to core earnings multiple.

9. Revise here and on page 146 to clarify, if accurate, that FinPro has estimated the midpoint and under Office of Thrift Supervision regulations, the minimum and maximum are derived therefrom.

The Exchange of Existing Shares …, page 10

10. Reference is made to the table on page 10. We are concerned that the column heading, "Equivalent Per Share Value," may cause confusion to some readers. We suggest that you make clear to the reader that the numbers are no more than multiplying the exchange ratio times $10.00. We also suggest that you delete the term "Per Share Value" as it is both confusing and potentially inaccurate. Finally, we also suggest that the table be expanded to include a column that displays the pro forma book value per exchanged share.

Risk Factors, page 20

Our non-performing assets have increased recently …, page 20

11. Please revise to disclose non-performing asset information as of June 30, 2010. Also, disclose the pro forma allowance at that same date.

The unseasoned nature of our commercial and construction loan portfolio …, page 21

12. Please revise to disclose the aggregate dollar amount of loans that have had their terms extended and are still accounted for as performing.

Higher loan losses …, page 21

13. Revise to update through June 30, 2010 and add disclosure regarding the pro forma allowance and ratio of the allowance to non-performing loans.

Our Management, page 114

General

14. Please revise to indicate what specific experience, qualifications, attributes or skills were considered in concluding that each director or person nominated or chosen to become a director should serve as a director. Refer to Item 401(e) of Regulation S-K. To the extent the information discussed in each director's biography was the basis for the board of director's conclusion that each individual should serve as a director, please revise to so indicate.

15. We note that you have not included disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Base Compensation, page 118

16. It appears that the company benchmarks certain elements of compensation to its peers. Please identify the component companies that make up the compensation peer group and the basis for selecting the peer group. In addition, please describe how the compensation committee used comparative compensation information in determining compensation or compensation ranges for each of the compensation components. Please also disclose whether the compensation committee deviated from peer group benchmarks in setting executive compensation, and if so, state the reasons for such deviation. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.05.

Short-Term Cash-Based Incentive Compensation, page 118

17. We note that one of the performance measures established for John Roman under the Valley Incentive Plan was an increase in the company's stock price by a certain percentage in excess of the average increase seen in FinPro peer banks. Please revise to disclose the percentage established as a performance target. Refer to Item 402(b)(2)(v) of Regulation S-K.

18. Please briefly discuss the reasons why no awards were made under the Valley Incentive Plan during the 2009 fiscal year.

Executive Compensation, page 123

19. Based on the disclosure provided in your Compensation Discussion and
Analysis, it appears that you should have included a Grants of Plan-Based
Awards table. For example, it appears that you should disclose the threshold,
target and maximum estimated future payouts under non-equity incentive
plans. Please revise accordingly. Refer to Item 402(d) of Regulation S-K and
Instruction 2 to that item.

Outstanding Equity Awards at Fiscal Year End, page 124

20. We note the disclosure in footnote (1) to the table on page 124. Please revise
to disclose either the grant dates of the awards or the actual vesting dates of
the unexercisable options.

Transactions with Related Persons, page 130

21. Please confirm that Naugatuck Valley Savings and Loan has not extended
loans to related persons (as that term is defined in Instruction 1 to Item 404(a)
of Regulation S-K). If loans have been extended to related persons, please
disclose the information required by Item 404(a) of Regulation S-K;
alternatively, confirm, if true, that Instruction 4.c. to Item 404(a) applies to all
loans extended.

Proxy Statement/Prospectus

Proxy Statement/Prospectus Cover Page

22. Please revise to clarify that the consideration to be received by Southern
Connecticut Bancorp shareholders is subject to proration and that, therefore,
shareholders may not receive the consideration elected. Please also provide
an example of how proration will work.

23. Please include the number of shares of Naugatuck Valley Financial common
stock that will be offered to Southern Connecticut Bancorp shareholders in
the merger. Refer to Item 501(b)(2) of Regulation S-K.

Comparative Market Prices and Dividends, page 19

General

24. Please revise to disclose the information required by Item 201(e) of Regulation S-K for Naugatuck Valley Financial and Southern Connecticut Bancorp. Refer to Item 14(c)(2) of Schedule 14A.

Naugatuck Valley Financial's Proposal 3 and Southern Connecticut Bancorp's Proposal 1—Approval of the Merger Agreement, page 31

Election Procedures; Surrender of Stock Certificates, page 32

25. You disclose that election forms will be mailed "shortly after" the mail date for the proxy statement/prospectus. Section 2.6(a) of the merger agreement, however, indicates that election forms are to be mailed at the same time the proxy statement/prospectus is mailed. Supplementally advise us of the reason for the change in timing and clarify the timeframe contemplated between the mailing of the proxy statement/prospectus and election forms.

26. Please revise to highlight a specific deadline date for submission of election forms. If the date will not be known prior to the time of mailing of the proxy statement/prospectus, please advise. See our comment below.

27. It is unclear from your disclosure whether election forms must be returned at or prior to the meeting date. It appears, therefore, that elections could be made and forms returned at some point after the meeting date. Please advise us of the consideration you have given as to whether the election to receive cash by shareholders of Southern Connecticut Bancorp would be subject to the tender offer rules. Your analysis should address relevant facts (i.e., the timeline contemplated for the meeting date, submission and return of election forms), interpretative releases and/or no-action letters. We may have further comment.

Background of the Merger, page 33

28. Please revise to disclose whether any indications of interest were submitted by parties other than Naugatuck Valley Financial in which the consideration

offered exceeded $7.25 per share. If so, explain why the Southern
Connecticut Bancorp board of directors did not pursue those offers.

Opinion of Naugatuck Valley Financial's Financial Advisor, page 39

General

29. Please revise to disclose any material relationship that existed during the last
two years or is contemplated, and any compensation received or to be
received as a result of any such relationship between Ostrowski & Company,
Inc. and Naugatuck Valley Financial Corporation. Refer to Item 1015(b)(4)
of Regulation M-A.

Selected Peer Group Analyses, page 42

30. Please revise to disclose the companies that make up the SSE Peer Group.

Impact Analysis, page 42

31. We note that Ostrowski & Company, Inc. relied on financial projections
provided by Naugatuck Valley Financial Corporation and Southern
Connecticut Bancorp when preparing its fairness opinion. Please revise to
disclose the financial projections upon which Ostrowski & Company, Inc.
relied.

32. We note that the total advisory fee payable to Ostrowski & Company, Inc. is
approximately $200,000. Please disclose whether any portion of the fee is
contingent upon the successful completion of the transaction.

Opinion of Southern Connecticut Bancorp's Financial Advisor—Stifel, Nicolaus &
Company, Inc., page 42

General

33. Please revise to disclose the basis for Stifel, Nicolaus & Company, Inc. and
Northeast Capital & Advisory, Inc.'s belief that shareholders cannot rely upon
the opinions to support any claims against the financial advisors arising under
applicable state law. Describe any applicable state-law authority regarding
the availability of such a potential defense. In the absence of applicable state-

law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to the financial advisors would have no effect on the rights and responsibilities of either the financial advisors or the board of directors under the federal securities laws.

34. Please revise to disclose the qualifications and methods of selection of Stifel, Nicolaus & Company, Inc. and Northeast Capital & Advisory, Inc.

35. We note that Stifel, Nicolaus & Company, Inc. and Northeast Capital & Advisory, Inc. relied on financial projections provided by Southern Connecticut Bancorp and Naugatuck Valley Financial Corporation when preparing their fairness opinions. Please revise to disclose the financial projections upon which the financial advisors relied.

36. Please revise to disclose all fees payable to Stifel, Nicolaus & Company, Inc., including the amount that is contingent upon the successful completion of the merger.

Comparison of Selected Companies, page 46

37. Please revise to disclose the sixteen companies that make up the peer group utilized by Stifel, Nicolaus & Company, Inc.

Analysis of Bank Merger Transactions, page 47

38. Please revise to disclose the transactions reviewed by Stifel, Nicolaus & Company, Inc.

Item 16. Exhibits and Financial Statement Schedules, page II-2

39. We note the disclosure in your document regarding the Valley Incentive Plan. Please tell us why you have not filed this plan as an exhibit to your registration statement. Please note that if the plan is not set forth in a formal document, a written description of the plan should be filed. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

40. Please file the consents of Ostrowski & Company, Inc.; Stifel, Nicolaus & Company, Inc. and Northeast Capital & Advisory, Inc. Refer to Section 7 of the Securities Act of 1933.

Item 17. Undertakings, page II-4

41. Please include the undertaking required by Item 512(c) of Regulation S-K or tell us why this undertaking is not applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions regarding an accounting-related matter, please contact Bill Schroeder, Staff Accountant, at (202) 551-3294 or Hugh West, Accounting Branch Chief, at (202) 551-3872. Please contact Matt McNair, Staff Attorney, at (202) 551-3583, William C-L Friar, Senior Financial Analyst, at (202) 551-3418 or me at (202) 551-3434 with all other questions.

Sincerely,

Michael R. Clampitt
Senior Attorney

cc: Paul M. Aguggia, Esquire
        Victor L. Cangelosi, Esquire
        Sean P. Kehoe, Esquire
            Kilpatrick Stockton LLP